Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 17, 2014 File No. 000-21743

Dear Mr. Krikorian:

Set forth below is the response of NeoMedia Technologies, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 21, 2014, with respect to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2013 as filed with the Commission on March 17, 2014 under Commission File No. 000-21743 as well as the review of Company letters dated December 19, 2013 and February 19, 2014 in connection with the Company’s Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2012 as filed with the Commission on April 5, 2013 and the Form 10-Q for the fiscal quarter ended September 30, 2013 filed on October 28, 2013 under Commission File No. 000-21743. For your convenience, the responses are prefaced by the text of the Staff’s comments in bold.

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Form 10-K for Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Note 4 – Financing – page 35

1.	Comment: We continue to evaluate your response to prior comments 1 to 4 and your supplemental responses received on February 19, 2014 and have the following comments.

•	Describe in greater detail how you determined the discount rate to apply in the valuation model. We note that you state the “discount rate was 6.31% based on similar instruments in poor standing that are considered to be highly speculative with substantial risk of default.” Explain why the rate is not higher for such instruments and indicate why you believe your instrument is comparable to those instruments used to obtain a discount rate.

Response: The Company used a discount rate of 6.31% for the September 30, 2013 valuation model and disclosed the rate in the September 30, 2013 Form 10-Q. The discount rate was consistent with the methodology and approach used in prior periods dating back to 2006. The 6.31% discount rate was determined in connection with our discussions and recommendations from the former third-party valuation firm that was assisting the Company and was based on publicly available default rates for speculative grade debt. In connection with the December 31, 2013 year end reporting, the Company reassessed the discount rate and changed the estimated rate to 13.0% for the year end valuation model based on an updated assessment of the Company’s credit risk. The rate was derived from analysis of yields of debt securities rated by S&P as CCC, as reported in S&P Capital IQ. Companies with debt securities rated by S&P as CCC are described as currently vulnerable and dependent on favorable business, financial and economic conditions to meet financial commitments. We will continue to review the discount rate on a quarterly basis and adjust the estimate if deemed appropriate.

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Comment:

•	Tell us why the “final” valuation of the instruments does not apply a probability notion when determining the fair value for the entire instruments. That is, explain why the full present value of the debt and the full fair value assigned to the embedded derivative are combined to arrive at the fair value of the entire instrument instead of a portion of each value based on a probability of each possible scenario occurring. You state that “The Company believed the likelihood of the settlement of the Debentures in cash or cessation of operations and liquidation was de minimis.” Therefore, it appears that the total value of the instrument would factor this belief into the overall valuation of each instrument.

Response: The overall methodology for calculating the value of the instruments was determined as the fair value of a forward contract (the full present value of the debt) plus the fair value of the enhanced conversion option (the value assigned to the embedded derivative), rather than either the fair value of the forward contract or the fair value of the enhanced conversion option. The valuation technique incorporated a probability of conversion consideration in valuing the enhanced conversion feature by first comparing the yield to maturity of the debt component to the yield upon converting the debentures based on the conversion rate and the underlying stock price, and then assigning a probability of conversion for scenarios where the yield from converting was in excess of the yield from holding the debt to maturity.

The Company plans to apply a refined approach to estimating the fair value of the debentures in connection with its March 31, 2014 reporting including considering the comments provided by the Staff herein as well as the Staff’s prior comments on the topic. The Company believes the refinement will represent a change in accounting estimate as discussed in FASB ASC Topic 250-10-45-17, Accounting Changes and Error Corrections, and will be accounted for on a prospective basis accordingly. The Company plans to disclose the nature as well as the impact of any such changes in the Form 10-Q for the quarter ended March 31, 2014.

Comment:

•	Explain why the Value per Flexible Monte Carlo technique does not reflect significant dilution in value as compared to the conversion price and your quoted stock price. In this regard, it appears that converting the instrument into shares of common stock would result in the issuance of approximately 239 billion shares resulting in a significant increase in the number of shares outstanding. It appears that this would result in significant dilution of your stock price and values used on the model. Indicate how you considered the resulting value of the derivative in comparison to you enterprise value or your market capitalization. The value assigned to the embedded derivative is significantly larger than your market capitalization as of each reporting period.

Response: Based on discussions with the Company’s former third-party valuation firm and consideration of the quoted stock price input, the Company believed the trading market price for the stock provided a reasonable value to use in the model. The debentures’ variable conversion rate feature allows for conversion at 90%-95% of the lowest volume-weighted average price for 125 days prior to the conversion, which allows the instrument holders to potentially continue to realize a meaningful return despite the dilution in the stock price (i.e., the instrument holders would still have the ability to convert at a rate of at most 90%-95% of a substantially lower stock price). Further, the Company estimates are based on historical observations that converting debenture holders will immediately sell the common stock in order to fully monetize the instruments and would therefore not be expected to be impacted by a subsequent dilution in the stock price.

The Company has considered the fair value of the convertible debentures relative to its market capitalization. Generally, the Company believes that the nature of the convertible debentures and more specifically, the conversion feature cause the fair value of the debentures to have a marginal relationship to the Company’s overall market capitalization. The value realized by the convertible debenture holders primarily relies on (i) the difference between the Company’s market price per share and the 90%-95% lowest volume-weighted average price for 125 days prior conversion rate for the convertible debentures, and (ii) the existence of a viable market for the stock (i.e., buyers for the stock issued to the holders upon conversion). Because the conversion rate adjusts downward for any dilutive impact on the stock price from debenture conversions or other general declines in the Company’s market capitalization, the Company would not necessarily expect the convertible debentures to become less valuable as the Company’s stock price or market capitalization declines. Therefore, the fair value of the convertible debentures appears to have a relatively marginal valuation relationship with the Company’s market capitalization.

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The Company plans to apply a refined approach to estimating the fair value of the debentures in connection with its March 31, 2014 reporting including considering the comments provided by the Staff herein as well as the Staff’s prior comments on the topic. The Company believes the refinement will represent a change in accounting estimate as discussed in FASB ASC Topic 250-10-45-17, Accounting Changes and Error Corrections, and will be accounted for on a prospective basis accordingly. The Company plans to disclose the nature as well as the impact of any such changes in the Form 10-Q for the quarter ended March 31, 2014.

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In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in filing is the responsibility of the Company.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any comments or questions that you may have regarding the foregoing at (303) 546-7946.

Sincerely,

NeoMedia Technologies, Inc.

By:	/s/ Barry Baer
Barry Baer
Chief Financial Officer, Principal Financial and Accounting Officer

Enclosures

cc:	Morgan Youngwood, Securities and Exchange Commission

Laura Marriott, CEO of NeoMedia Technologies, Inc.

Clayton Parker, K&L Gates LLP

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